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CLIENT/MATTER NUMBER

128264-0104

February 14, 2023

Ms. Jessica Ansart Office of Industrial Applications and Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	MedTech Acquisition Corp

Registration Statement on Form S-4

Filed January 6, 2023

File No. 333-269138

Dear Ms. Ansart:

On behalf of our client, MedTech Acquisition Corporation (the “Company” or “MTAC”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated February 2, 2023, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) that reflect the responses to your comments. In addition, we are delivering to the Staff clean and marked courtesy copies of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement. References to page numbers in this letter are to page numbers in the Amended Registration Statement.

Registration Statement on Form S-4

Form S-4 filed on January 6, 2023

Q: What equity stake will current stockholders of MTAC and TriSalus stockholders hold in the Combined Company after the closing?, page 10

1.	Please revise your disclosure here and elsewhere throughout the prospectus, such as on page 27-28, to disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including the private placement and conversion warrants.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 10, 28-34, 104-105, 112, 160, 164-169, and 187 of the Amended Registration Statement.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE™ NEW YORK ORLANDO	SACRAMENTO Salt Lake City SAN DIEGO SAN FRANCISCO SILICON VALLEY	tallahassee TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission February 14, 2023 Page 2

2.	Please revise your disclosure in this section to show the potential impact of redemptions on the per share value of the shares owned by the non-redeeming stockholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 10, 28-34, 104-105, 112, 160, 164-169, and 187 of the Amended Registration Statement.

3.	We note your disclosure that the maximum redemption scenario reflects maximum redemptions of 1,149,694 shares of Class A Common Stock owned by MTAC public stockholders. Please clarify what percentage of total outstanding common stock held by MTAC public stockholders this maximum redemption scenario represents.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 29-30, 104-105, 112, and 164-166 of the Amended Registration Statement.

4.	We note your disclosure beginning on page 29 regarding additional dilution that stockholders may experience following the closing of the business combination. Please revise your disclosure here to disclose all possible sources and extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming stockholders, at each of the redemption levels detailed in your sensitivity analysis, which should include an interim redemptions scenario, including any needed assumptions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 10, 28-34, 104-105, 112, 160, 164-169, and 187 of the Amended Registration Statement.

Questions and Answers about the Proposals

Q: Are there any arrangements that enable MTAC to obtain sufficient funds, together with the proceeds in its Trust Accounts…, page 10

5.	Please highlight material differences in the terms and price of securities at the time of the IPO as compared to the Magnetar Convertible Notes, which are contemplated to be issued at the time of the business combination, and the Combined Company Common Stock that the Notes convert into.

U.S. Securities and Exchange Commission February 14, 2023 Page 3

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no definitive agreement with respect to the potential Magnetar Convertible Notes or any other financing has been entered into in connection with the Business Combination as of the date of this letter. The Company respectfully advises the Staff that to the extent that definitive documentation is entered into with respect to financing in connection with the Business Combination, including the potential Magnetar Convertible Notes or otherwise, the Company will provide the requested disclosure in a subsequent amendment to the Registration Statement on Form S-4.

6.	We note that you have arranged to sell additional securities to Magnetar Capital LLC to raise funds to help satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of these convertible securities, including the anti-dilution rights and exclusivity mentioned on page 10, and the potential impact of those securities on non-redeeming stockholders.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no definitive agreement with respect to any such securities of the Company has been entered into with Magnetar Capital LLC or otherwise as of the date of this letter. The Company respectfully advises the Staff that to the extent definitive documentation is entered into with respect to financing in connection with the Business Combination, including selling additional securities to Magnetar Capital LLC or otherwise, the Company will provide the requested disclosure in a subsequent amendment to the Registration Statement on Form S-4.

Q: Do any of MTAC’s directors of officers have interests that may conflict with my interests with respect to the Business Combination?, page 11

7.	We note your disclosure on page 145 that “MTAC’s independent directors reviewed and considered these interests during the negotiation of the Business Combination.” Please clarify how the board considered these conflicts in negotiating and recommending the business combination here as well as in your discussion of the interests of certain persons in the business combination beginning on page 30.

U.S. Securities and Exchange Commission February 14, 2023 Page 4

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11-12, 36, 155, and 163 of the Amended Registration Statement.

Q: How do I exercise my redemption rights?, page 13

8.	We note your disclosure on page 261 that your Sponsor, officers and directors have agreed to waive their redemption rights. Please review your disclosure here to discuss this waiver. Additionally, please describe any consideration provided in exchange for this agreement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Amended Registration Statement.

Summary of the Proxy Statement

Parties to the Business Combination, page 20

9.	Please disclose TriSalus’ current state of operations and history of net losses in this Summary section.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Amended Registration Statement.

The Merger Agreement

Conditions to Closing, page 21

10.	We note your disclosure on page 130 that “[a]ny party to the Merger Agreement may […] waive any of the terms or conditions of the Merger Agreement.” Please identify the closing conditions that are subject to waiver here and in your disclosure beginning on page 128. Please also revise your risk factor on page 93, as applicable, to address material risks that are subject to waiver.

U.S. Securities and Exchange Commission February 14, 2023 Page 5

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 100, and 137 of the Amended Registration Statement. Each of the mutual conditions may be waived, to the extent permitted by applicable law, and each of the other conditions to each party’s obligations to complete the Business Combination must be satisfied or waived by that party.

Interests of Certain Persons in the Business Combination, page 30

11.	We note your disclosure that if the “founder shares were unrestricted and freely tradeable, they would be valued at approximately $61.8 million, based on the closing price of the Class A Common Stock on January 4, 2023” and that Sponsor has invested an aggregate of $7,425,000. Please expand your disclosure regarding the Sponsor’s ownership interest in the target company here and elsewhere throughout the prospectus, as appropriate, to also disclose the approximate dollar value of the interest based on the transaction value and to discuss the interest based on the transaction value and recent trading prices as compared to the paid price.

Response:

The Company respectfully advises the Staff that the Sponsor does not currently have an ownership interest in TriSalus, the target company. However, the Company has revised the disclosure on pages 33-36, 104-106, and 159-163 of the Amended Registration Statement in response to the Staff’s comment in order to more clearly address the Sponsor’s interest in the Company, based on the transaction value and recent trading prices as compared to the price paid.

Recommendations of the Board and Reasons for the Business Combination, page 33

12.	We note your disclosure here as well as on page 144 that the board did not obtain a fairness opinion on which to base its assessment. Please revise your disclosure to clarify the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 154 of the Amended Registration Statement.

U.S. Securities and Exchange Commission February 14, 2023 Page 6

Risk Factors

Risks Related to TriSalus’ Intellectual Property

TriSalus may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property, page 80

13.	We note your statement on page 80 that “TriSalus has been subject to claims that former employees, collaborators or other third parties have an ownership interest in the patents and intellectual property that TriSalus is or that that it may own or license in the future.” You describe one litigated case here as an example, please revise to describe any other material claims.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Amended Registration Statement to provide additional information regarding the litigated case. The Company respectfully advises the Staff that it is not aware of any other material claims challenging the inventorship or ownership of the patents and other intellectual property of TriSalus.

Internal Controls, page 87

14.	Please clarify your description of the 2021 material weakness. Quantify the number of “trained resources” that perform the task(s) identified as a weakness and the estimated number of additional resources needed to remedy the weakness. Identify the steps you have taken to remediate the weakness. Explain to readers how this weakness actually impacted, or could impact, your financial reporting.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Amended Registration Statement.

Proposal 1 – the Business Combination Proposal

Background of the Business Combination, page 134

15.	Please revise the Background section to detail the negotiations concerning key aspects of the business combination and related transactions, including, without limitation, the scope and valuation of TriSalus’ business, the merger consideration and the structure of the transaction (including the negotiation and marketing processes for the PIPE transaction). Each proposal (preliminary of otherwise) and counterproposal concerning a material transaction term made between June 16 and November 11 should be described and the proposing party identified. In this regard, we note that the Background section as written discusses in general terms the topical areas discussed by the parties during the five months of negotiations and some of the final terms they mutually agreed upon but does so without any indication of how those terms evolved during the course of the discussions/negotiations.

U.S. Securities and Exchange Commission February 14, 2023 Page 7

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 141-151 of the Amended Registration Statement.

16.	Please disclose whether the Sponsor and management and affiliates have a track record with SPACs. If so, please provide balanced disclosure about this record and the outcomes of prior transactions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Amended Registration Statement.

17.	In the event that the Sponsor has other SPACs in the process of searching for a target company, please revise to disclose whether the Sponsor considered more than one active SPAC to be the potential acquirer of TriSalus and how the final decision was reached.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Amended Registration Statement.

18.	Please clarify whether there were any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger or any formal or informal commitment to retain the financial advisors after the merger.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 145-146 and 148-149 of the Amended Registration Statement to clarify the agreement with respect to MTAC’s right to designate two initial members of the Combined Company Board. The Company respectfully informs the Staff that the parties never held any discussions regarding continuing employment or involvement for any additional MTAC-related individuals.

19.	We note your disclosure on page 136 that you and Memic mutually agreed to terminate your business combination agreement on March 10, 2022 “due to the challenging market conditions in the first quarter of 2022, along with the associated volatility related to world events.” Please clarify why you chose not to resume discussions with Memic later in 2022, but decided instead to engage with other potential target businesses.

U.S. Securities and Exchange Commission February 14, 2023 Page 8

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Amended Registration Statement.

20.	Please clarify whether any discussion took place with TriSalus about the potential loss of clients in the near future or other events that may materially affect its prospects or its financial projections for future performance of the business.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 146-147 and 151 of the Amended Registration Statement.

21.	Please revise to clarify when in discussions with TriSalus you were first provided its financial projections and the date the projections were prepared. Please also disclose any discussions that took place relating to the assumptions underlying the projections.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 146-147 and 149-151 of the Amended Registration Statement.

22.	We note your disclosure on page 138 that you also engaged “third-party consultants” to review certain aspects of TriSalus’ business, including TriSalus’ current reimbursement model. Please identify the consultants who were engaged to conduct this review and disclose when they were retained. Please also review to describe any materials or information that these consultants shared with your board in connection with this transaction, to the extent material.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the Amended Registration Statement.

23.	We note your disclosure on page 139 that from September through November 2022 potential investors met with MTAC, TriSalus and Raymond James to discuss the possibility of making an investment in MTAC in connection with the potential business combination. Please revise your disclosure to clarify whether there were any valuation or other material information about the SPAC, TriSalus, or the de-SPAC transaction provided to these potential investors that have not been disclosed publicly. Please also state whether Magnetar had a preexisting relationship with the Sponsor.

U.S. Securities and Exchange Commission February 14, 2023 Page 9

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 147 and 149 of the Amended Registration Statement.

MTAC’s Board’s Reasons for the Approval of the Business Combination, page 141

24.	You state the companies shown on pages 146-147 are a “select group of high growth publicly traded companies in the healthcare and medical device sector that were identified by Raymond James.” Please revise to state whether any companies meeting the selection criteria were excluded from the analyses and, if so, explain why. Please also provide additional detail concerning the qualitative aspect of your analysis, such as whether operating history or, with respect to therapeutic companies, clinical stage, was considered, as well as how long these entities have had commercial operations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 155-157 of the Amended Registration Statement.

Projected Financial Information, page 147

25.	We note your assumption that 40% of an estimated total market size of 30,000 patients would be eligible TriNav candidates. Please revise your disclosure to provide your basis for the estimates of patients that would be unachievable due to anatomy or tortuosity with the current TriNav design, that would make use of office-based labs and that would use the “super selective” approach combined with radio segmentectomy.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 158-159 of the Amended Registration Statement.

26.	We note your assumed TriNav market share of 12%, 22% and 37% in FY2022, FY2023 and FY2024, respectively. Please revise your disclosure to clearly describe the basis for projecting this revenue growth, specifically, the basis for the projected unit sales for each year in the forecast period and assumed TriNav total market opportunity for each such year, and the factors or contingencies that would affect such growth ultimately materializing. For example, please clarify whether these projections assume any new market entrants during this period or take into account macroeconomic factors.

U.S. Securities and Exchange Commission February 14, 2023 Page 10

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 158-159 of the Amended Registration Statement.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 152

27.	We note your disclosure here as well as elsewhere, such as on page 32, that Raymond James will receive compensation for its investment banking advisory services as well as its role as sole placement agent with respect to the institutional debt financing arrangement and that payment of these fees is contingent on the closing of the business combination. Please quantify the aggregate fees payable to Raymond James that are contingent on completion of the business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 163-164 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MTAC

Results of Operations, page 189

28.	Please disclosure your results of operations for fiscal year ended December 31, 2021 and 2020. See Instructions to Item 303(b) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 204 of the Amended Registration Statement.

Our Platform Solution: Addressing the Limitations of Current Approaches in Cancer Immunotherapy, page 196

U.S. Securities and Exchange Commission February 14, 2023 Page 11

29.	Please revise your description of TriSalus’ PEDD devices to state that its TPT payments approval from CMS for its TriNav device expires at the end of this year. Please also state here expressly whether its PRVI device is a commercial-stage device that is actively sold.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 214 of the Amended Registration Statement.

30.	We note your statements that TriSalus’ PEDD with standard of care therapies achieved improved results as compared to standard endhole microcatheter approaches as well as the statement in your graphic at the top of page 201, where you appear to be comparing TriSalus’ Synergy -001/KEYNOTE -184 Phase 1b/2 study to a single agent pembro study in an academic journal. Please clarify whether TriSalus conducted head-to-head trials for each of these comparisons.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 209 of the Amended Registration Statement.

31.	We note your disclosure regarding results from three clinical trials of PEDD with SD-101. You state that initial data indicate that SD-101 “efficiently reduced MDSC” and has a “favorable emerging safety profile” when delivered by PEDD. We note similar statements on page 200 where you refer to SD-101’s “tolerable safety profile” and therapeutic activity that was “substantiated,” and your statement on page 201, where you state that TriSalus’ strategy is to “replicate the strong response that SD-101 demonstrated in Stage IV melanoma across a wide array of liver and pancreatic indications.” Conclusions regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure throughout your document, including but not limited to the statements noted here, to eliminate the implication that any TriSalus’ product candidate has been or will ultimately be determined safe and/or effective. Alternatively, we advise you that you may present the objective data from pre-clinical and clinical trials without drawing a conclusion from the results. For example, you may note that a candidate was well tolerated or the number of trial participants who met the identified trial endpoints.

U.S. Securities and Exchange Commission February 14, 2023 Page 12

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 208-209, 216-218, and 223-224 of the Amended Registration Statement.

Market Opportunity for TriNav Delivery Technology and Investigational Therapeutic SD-101, page 197

32.	We note that footnote three to the table on page 198 indicates that the SD101/PEDD US patient population estimates were management estimates based on TriSalus data and models and prepared by Lumanity. Please clarify what role Lumanity played in preparing these estimates and when and by whom Lumanity was retained. Additionally, please tell us whether you commissioned this data and, if so, file a consent for the use of such data or advise. Refer to Securities Act Rule 436.

Response:

In response to the Staff’s comment, the Company has revised footnote 3 to the table on page 216 of the Amended Registration Statement to clarify that the information presented in the table is based on TriSalus management’s estimates of the market opportunity for SD-101. The Company respectfully advises the Staff that in developing such estimates, TriSalus’ management utilized information from a number of sources, including information from Lumanity, industry and market reports and management knowledge. In addition, the information provided by Lumanity was not prepared in connection with the Registration Statement on Form S-4 or the Amended Registration Statement and Lumanity was initially engaged in 2020 by TriSalus in connection with the assessment of SD-101 by TriSalus’ management and for subsequent oncology market analyses.

U.S. Securities and Exchange Commission February 14, 2023 Page 13

Competitive Strengths, page 200

33.	We note that TriSalus’ TriNav device has support from “key opinion leaders.” Please revise your disclosure to clarify who these key opinion leaders are and to discuss their relation and significance to TriSalus’ business.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 145 of the Amended Registration Statement.

34.	We note your statement that TriNav “has near-term expansion opportunities by partnering or collaborating with companies advancing CPIs, CAR-T therapies and other cell immunotherapies.” Please expand your disclosure here and elsewhere in the business section to discuss any material near-term partnerships or collaborations that TriSalus is pursuing.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 221 of the Amended Registration Statement.

35.	We note your statement on page 201: “Our targeting of orphan indications and rare disease creates an opportunity for expedited development and the potential for an accelerated path to approval and commercialization.” Please revise to state here, and elsewhere as applicable, if true, that TriSalus currently does not have orphan drug designation, fast track designation or priority review from the FDA or other comparable regulators and may never obtain it. Additionally, we note your statement on page 204 that “in orphan and ultra-orphan indications, including many cancer indications, there is a regulatory pathway for approval based on a single pivotal clinical trial. Thus, diseases with unmet medical need may only require a single pivotal study” as compared to the regulatory approval pathway for new medicines generally. Please revise to clarify that the FDA can require more trials or reject trial data in both the orphan drug and non-orphan drug context.

U.S. Securities and Exchange Commission February 14, 2023 Page 14

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 220 of the Amended Registration Statement.

Clinical Development Plan, page 204

36.	Please revise page 206 to provide further information about TriSalus’ PERIO-03 trial such as, but not limited to, the number of participants anticipated to be enrolled, the primary and secondary endpoints and any statistical analysis to be performed.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 224-225 of the Amended Registration Statement.

37.	We note your statement on page 205 that there were no serious cytokine adverse events related to SD-101 and there were no severe immune-related events in the procedure rooms or during follow-up. Please revise to state whether there were any serious adverse events related to SD-101 aside from the two types of events mentioned, and if so, describe them.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 224 of the Amended Registration Statement.

38.	For each of TriSalus’ material partnerships, such as the 5-year Alliance Program with MD Anderson Cancer Center, the partnership with the University of Colorado Anschutz Medical School and the agreement with Lifespan, please expand your disclosure to discuss all material terms of these arrangements. Please also file these agreements as exhibits to your registration statement. Alternatively, advise us why such agreements are not material and required to be described and filed. See Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 222 of the Amended Registration Statement to include a description of the Strategic Collaboration Agreement with the MD Anderson Cancer Center. The Company respectfully advises the Staff that it intends to file the Strategic Collaboration Agreement as an exhibit in a subsequent amendment to the Registration Statement on Form S-4.

U.S. Securities and Exchange Commission February 14, 2023 Page 15

The Company respectfully advises the Staff that that the Company does not believe it is required to file the agreement relating to the partnership with the University of Colorado Anschutz Medical School or the agreement with Lifespan under Item 601(b)(10) of Regulation S-K or to disclose the material terms of such agreements in the Amended Registration Statement. Item 601(b)(10)(ii) of Regulation S-K states that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more specified categories, in which case it shall be filed except where immaterial in amount or significance.” Subsection (B) of such Item, which refers to “any contract upon which the registrant’s business is substantially dependent” is one of the specified categories of contracts required to be filed “except where immaterial in amount or significance.”

The Company respectfully advises the Staff that it believes neither the agreement with the University of Colorado Anschutz Medical School nor the agreement with Lifespan is required to be filed pursuant to Item 601(b)(10) of Regulation S-K because each agreement is the type of contract that ordinarily accompanies the kind of business conducted by TriSalus, is immaterial in amount and significance to TriSalus and TriSalus’ business is not substantially dependent on the agreement. Each agreement contains customary terms relating to research and collaboration opportunities for pre-clinical and clinical research between the applicable parties, and TriSalus has entered into, and expects to enter into from time to time as part of its routine and ordinary operations, additional agreements similar to these agreements.

Clinical Development Approach, page 206

39.	Please revise your table to include columns for Phase 2 and Phase 3 in addition to the two columns already shown. Additionally, please clarify in the table that “IND-enabling” is a preclinical trial stage. Given the PERIO-01, PERIO-02 and PERIO-03 trials are not completed, please shorten the arrow for those studies in the pipeline table.

U.S. Securities and Exchange Commission February 14, 2023 Page 16

Response:

In response to the Staff’s comment, the Company has revised the table on page 222 of the Amended Registration Statement.

Industry and Competition, page 214

40.	Please revise your table showing the comparison of TriNav to TriSalus’ direct competitors so that all fonts are legible.

Response:

In response to the Staff’s comment, the Company has revised the table on page 229 of the Amended Registration Statement so that all fonts are legible.

Intellectual Property, page 216

41.	Please revise to disclose for each material patent and patent application the specific products to which such patents or patent applications relate, whether the patents are owned or licensed, the type of patent protection, the expiration dates and applicable material jurisdictions, including any foreign jurisdiction. Consider disclosure in tabular format by patent family or otherwise in addition to the narrative provided. We also note your disclosure in a risk factor on page 76 that certain of TriSalus’ patents relating to SD-101 will expire in 2023. Please revise here to disclose what effect you expect the expiration of these patents to have on TriSalus’ patent portfolio and business and if there is an intent to mitigate such effect.

U.S. Securities and Exchange Commission February 14, 2023 Page 17

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 80-81 and 231-232 of the Amended Registration Statement.

42.	We note your disclosure on page 240 regarding the Dynavax Asset Purchase Agreement, please revise to describe the Agreement here and expand your disclosure to ensure that you are disclosing all material terms, including the following:

•	the nature and scope of any intellectual property transferred;
•	each parties’ rights and obligations;
•	quantification of all up-front or execution payments received or paid to date;
•	aggregate amounts paid or received to date under the agreement;
•	aggregate amounts of all potential development, regulatory and commercial milestone payments;
•	quantification of the royalty rate, or a range no greater than 10 percentage points per tier;
•	disclosure of the duration of the agreement and when royalty provisions expire; and
•	disclosure of termination provisions.

Additionally, please provide the same disclosure for and file any other material license agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K, or advise.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company intends to file the Dynavax Asset Purchase Agreement as an exhibit in a subsequent amendment to the Registration Statement on Form S-4. In addition, the Company respectfully advises the Staff that there are no license agreements required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K or described in the Amended Registration Statement.

U.S. Securities and Exchange Commission February 14, 2023 Page 18

Facilities, page 227

43.	Please file TriSalus’ leases as material contracts under Item 601(b)(10) of Regulation S-K, or, in the alternative, please tell us why you do not believe you are required to do so.

Response:

In response to the Staff’s comment, the Company hereby advises the Staff that the Company intends to file the Westminster, Colorado lease as an exhibit pursuant to Item 601(b)(10) of Regulation S-K in a subsequent amendment to the Registration Statement on Form S-4.

The Company respectfully advises the Staff that the Company believes that neither of the lease agreements for TriSalus’ office facilities in Bannockburn, Illinois, and Cranston, Rhode Island are required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K in the Amended Registration Statement because neither of these lease agreements constitutes a “material contract,” and in particular, a “material lease” that would be required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. Among other things, the rent expense incurred on the office facilities in Bannockburn, Illinois and Cranston, Rhode Island each represented less than 0.4% of TriSalus’ operating expenses for the year ended December 31, 2021 and less than 0.3% (on an annualized basis) of TriSalus’ operating expenses for the nine months ended September 30, 2022.

Revenue Recognition, page 241

44.	Please disclose herein whether your variable consideration sales reserve balance is material to either sales or to the asset from which it is deducted. If material, then please disclose the activity in the reserve for each periods so that readers can assess the accuracy of management’s accounting estimates and assumptions. Also, please tell us whether TriSalus has any customer that exceeded 10% of its total sales in any period presented.

U.S. Securities and Exchange Commission February 14, 2023 Page 19

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 258 of the Amended Registration Statement.

Description of MTAC’s Securities, page 259

45.	Please revise to update your disclosure throughout this section. As examples only:

•	“Because our Existing Charter authorizes the issuance of up to 100,000,000 shares of Class A Common Stock, if we were to enter into an initial business combination, we may (depending on the terms of such an initial business combination) be required to increase the number of shares of Class A Common Stock . . . .”

•	“If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our Existing Charter provides . . . .”

•	“If we submit our initial business combination to our public stockholders for a vote, our Sponsor, officers and directors have agreed (and its permitted transferees will agree) pursuant to the Letter Agreement to vote any founder shares held by them and any public shares held by them in favor of our initial business combination . . . .”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 275-286 of the Amended Registration Statement.

Experts, page 309

46.	We understand that during 2022 TriSalus hired Plante & Moran to audit their 2020 financial statements and also hired KPMG to audit their 2021 financial statements. Please tell us whether Plante & Moran resigned or was dismissed and the date thereof. Tell us also whether there were any disagreements or reportable events (as defined in Item 304 of Regulation S-K) between TriSalus and Plante & Moran. In this regard, please also explain to us how you considered the disclosure requirement outlined in Item 17(b)(6) of the Form Instructions.

U.S. Securities and Exchange Commission February 14, 2023 Page 20

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that KPMG LLP (“KPMG”) has been TriSalus’ auditors since 2012. In 2020, KPMG provided TriSalus with certain tax services (as defined under the rules of the Public Company Accounting Oversight Board, the “Tax Services”). Although the Tax Services did not raise doubts about KPMG’s independence under AICPA standards, as a result of having provided such Tax Services to TriSalus, KPMG determined that, under PCAOB standards, they were not independent with regards to the consolidated financial statements of TriSalus as of and for the year ended December 31, 2020. Accordingly, TriSalus engaged Plante & Moran, PLLC (“Plante Moran”), to audit the consolidated financial statements as of and for the year ended December 31, 2020. The Tax Services provided by KPMG in 2020 did not affect KPMG’s independence for the year ended December 31, 2021 or subsequent periods.

The Company further advises the Staff that at the time of the change in auditor from KPMG to Plante & Moran, TriSalus had no securities registered under the Securities Act of 1933, as amended, and was not a reporting company under the Securities Exchange Act of 1934, as amended. As such, TriSalus was not subject to disclosure under Item 304 of Regulation S-K (“Item 304”), and therefore no reporting requirement under Item 304 was triggered. Moreover, even if TriSalus was subject to compliance with Item 304 at the time of the change in auditor, Item 304 is only triggered in three situations, none of which occurred in this case: (a) an auditor resigns, (b) an auditor indicates it has declined to stand for re-election after the completion of the current audit, or (c) an auditor is dismissed. In the present case, KPMG did not resign from its role as auditor of TriSalus, did not decline to stand for re-election, and was not dismissed by TriSalus. As a result, the events leading to this change in auditor do not give rise to a disclosure obligation under Item 304. As a further result, the disclosure requirement outlined in Item 17(b)(6) of the Form Instructions is inapplicable.

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Please note that the Company has also updated certain other portions of the Registration Statement on Form S-4, as shown on the clean and marked courtesy copies of the Amended Registration Statement provided.

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U.S. Securities and Exchange Commission February 14, 2023 Page 21

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (813) 225-5441.

Very truly yours,

/s/ Kevin M. Shuler
Kevin M. Shuler, Esq.
Foley & Lardner LLP

cc:	Christopher Dewey, MedTech Acquisition Corporation

Robert Weiss, MedTech Acquisition Corporation